VIA EDGAR

March 25, 2021
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:    SI-BONE, Inc.
    Request to Withdraw Registration Statement on Form S-3
    Registration No. 333-254095

Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, SI-BONE, Inc. (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-3 (Registration No. 333-254095), filed by the Company on March 10, 2021, together with all exhibits and amendments thereto (the “First Registration Statement”). The Company is a well-known seasoned issuer and checked the box on the First Registration Statement that it was to become automatically effective; however, the First Registration Statement was inadvertently filed by the Company using the filing code “S-3” rather than “S-3ASR” and the Company, upon becoming aware of the use of the wrong code, has filed a new Registration Statement on Form S-3 on March 12, 2021 using the correct filing code “S-3ASR” which obtained a new SEC file number 333-254214 (the “Second Registration Statement“).
Because no securities were sold under the First Registration Statement and the Company has filed the Second Registration Statement to replace the First Registration Statement, the Company believes that the withdrawal of the First Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Securities Act Rule 477(a). Accordingly, we hereby request that an order granting the withdrawal of the First Registration Statement (Registration No. 333-254095) be issued by the Commission as soon as possible. Should you have any questions or require any further information please contact Matthew B. Hemington of Cooley LLP at (650) 843-5062. Thank you for your assistance with this application for withdrawal.

Sincerely,

SI-BONE, Inc.

By:     /s/ Mike Pisetsky
SI-BONE, Inc. • 471 El Camino Real, Suite 101, Santa Clara, CA 95050 U.S.A. • t 408-207-0700 • f 408-557-8312 • www.SI-BONE.com

Mike Pisetsky,
General Counsel

cc:    Matthew B. Hemington, Cooley LLP
SI-BONE, Inc. • 471 El Camino Real, Suite 101, Santa Clara, CA 95050 U.S.A. • t 408-207-0700 • f 408-557-8312 • www.SI-BONE.com